[Carmike Cinemas, Inc. Letterhead]

August 26, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Justin Dobbie – Legal Branch Chief

Re:	Carmike Cinemas, Inc. Registration Statement on Form S-3 File No. 333-189477

Dear Mr. Dobbie:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Carmike Cinemas, Inc. (the “Registrant”), a Delaware corporation, hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-189477) (the “Registration Statement”) to 2:00 p.m., Washington, D.C. time, on August 28, 2013, or as soon thereafter as practicable.

In addition, the Registrant hereby acknowledges the following:

•

should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (706) 576-3891 or Alan Prince with King & Spalding LLP at (404) 572-3595 with any questions.

Sincerely,

/s/ Daniel E. Ellis

Daniel E. Ellis

Senior Vice President, General Counsel and Secretary

cc:	Ada D. Sarmento – Securities and Exchange Commission

S. David Passman III – Carmike Cinemas, Inc.

Richard B. Hare – Carmike Cinemas, Inc.

Alan J. Prince – King & Spalding LLP